SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                                ----------------

    INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b), (c)
             AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*


                         First Federal Bancshares, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    32021B103
                                 (CUSIP Number)

                                December 31, 2002
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

-----------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 32021B103                  13G                  Page 2 of 18 Pages

-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                            Endicott Partners, L.P.
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [x]
                                                                    (b) [ ]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                          Delaware
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                                          48,300
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                          0
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                          48,300
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                          0
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                                          48,300
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
                                          2.3 %
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
                                          PN
-----------------------------------------------------------------------------

CUSIP No. 32021B103                   13G                  Page 3 of 18 Pages

-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                     Endicott Partners II, L.P.
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [x]
                                                                    (b) [ ]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                           Delaware
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                                           60,450
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                           0
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                           60,450
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                           0
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                                           60,450
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
                                           2.9%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
                                           PN
-----------------------------------------------------------------------------

CUSIP No. 32021B103                   13G                  Page 4 of 18 Pages

-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                      Endicott Offshore Investors, Ltd.
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [x]
                                                                    (b) [ ]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                          British Virgin Islands
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                                          51,400
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                          0
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                          51,400
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                          0
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                                          51,400
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
                                          2.5 %
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
                                          CO
-----------------------------------------------------------------------------

CUSIP No. 32021B103                   13G                  Page 5 of 18 Pages

-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                            W.R. Endicott, L.L.C.
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [x]
                                                                    (b) [ ]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                           Delaware
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                                           48,300
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                           0
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                           48,300
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                           0
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                                           48,300
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
                                           2.3%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
                                           OO
-----------------------------------------------------------------------------

CUSIP No. 32021B103                   13G                  Page 6 of 18 Pages

-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                           W.R. Endicott II, L.L.C.
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [x]
                                                                    (b) [ ]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                           Delaware
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                                           60,450
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                           0
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                           60,450
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                           0
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                                           60,450
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
                                           2.9%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
                                           OO
-----------------------------------------------------------------------------

CUSIP No. 32021B103                   13G                  Page 7 of 18 Pages

-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                      Endicott Management Company
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [x]
                                                                    (b) [ ]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                            Delaware
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                                            68,950
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                            0
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                            68,950
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                            0
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                                            68,950
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
                                            3.4%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
                                            CO
-----------------------------------------------------------------------------

CUSIP No. 32021B103                   13G                  Page 8 of 18 Pages

-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                         Wayne K. Goldstein
                                         (in the capacity described herein)
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [x]
                                                                    (b) [ ]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                           United States
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                                           0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                           177,700
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                           0
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                           177,700
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                                           177,700
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
                                           8.6%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
                                           IN
-----------------------------------------------------------------------------

CUSIP No. 32021B103                   13G                  Page 9 of 18 Pages

-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                           Robert I. Usdan
                                           (in the capacity described herein)
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [x]
                                                                    (b) [ ]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                          United States
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                                          0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                          177,700
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                          0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                          177,700
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                                          177,700
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
                                          8.6%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
                                          IN
-----------------------------------------------------------------------------

CUSIP No. 32021B103                   13G                 Page 10 of 18 Pages

         The Schedule 13G filed on May 16, 2002 is hereby amended and restated by this Amendment No. #1 to the Schedule 13G.

ITEM 1(a).  NAME OF ISSUER:
                First Federal Bancshares, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                109 East Depot Street, Colchester, Illinois 62326

ITEM 2(a).  NAME OF PERSON FILING:
            (i)   Endicott Partners, L.P., a Delaware limited partnership
                  ("EPLP");
            (ii) Endicott Partners II, L.P., a Delaware limited partnership ("EPII");
            (iii) Endicott Offshore Investors, Ltd., a British Virgin Islands
                  international business company ("EOI");
            (iv) W.R. Endicott, L.L.C., a Delaware limited liability company ("WRE LLC") and general partner of EPLP;
            (v) W.R. Endicott II, L.L.C., a Delaware limited liability company ("WRE II LLC") and general partner of EPII;
            (vi) Endicott Management Company, a Delaware corporation ("Endicott Management") and advisor to EOI and two managed accounts;
            (vii) Wayne K. Goldstein ("Mr. Goldstein"), a Managing Member of
                  WRE LLC and WRE II LLC and Co-President of Endicott Management; and
            (viii)Robert I. Usdan ("Mr. Usdan"), a Managing Member of WRE LLC
                  and WRE II LLC and Co-President of Endicott Management.

ITEM 2(b).  ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:

            The address of the principal business offices of each of: (i) EPLP;
(ii) EPII; (iii) WRE LLC; (iv) WRE II LLC; (v) Endicott Management; (vi) Mr. Goldstein; and (vii) Mr. Usdan is 237 Park Avenue, Suite 801, New York, New York 10017.

            The address of the principal business offices of EOI is c/o Trident Fund Services (B.V.I.) Ltd., Wickhams Cay, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

ITEM 2(c).  CITIZENSHIP:
            EPLP - a Delaware limited partnership
            EPII - a Delaware limited partnership
            EOI - a British Virgin Islands international business company WRE LLC - a Delaware limited liability company
            WRE II LLC - a Delaware limited liability company
            Endicott Management - a Delaware corporation
            Mr. Goldstein - United States
            Mr. Usdan - United States

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:
                 Common Stock, $0.01 par value

ITEM 2(e).  CUSIP NUMBER:
                 32021B103

CUSIP No. 32021B103                   13G                 Page 11 of 18 Pages


ITEM 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
                  Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ] Investment Adviser in accordance with Rule 13d-1
                  (b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 13d-1(c), check this box:  [x]

CUSIP No. 32021B103                   13G                 Page 12 of 18 Pages


ITEM 4.   OWNERSHIP.

          (a) Amount Beneficially Owned:
              -------------------------

              EPLP may be deemed to beneficially own 48,300 Shares. EPII may be deemed to beneficially own 60,450 Shares. EOI may be deemed to beneficially own 51,400 Shares.

              WRE LLC may be deemed to beneficially own 48,300 Shares as a result of its voting and dispositive power over the 48,300 Shares held by EPLP. WRE II LLC may be deemed to beneficially own 60,450 Shares as a result of its voting and dispositive power over the 60,450 Shares held by EPII.

              Endicott Management may be deemed to beneficially own 68,950 Shares as a result of its voting and dispositive power over: (i) the 51,400 Shares held by EOI; and (ii) the 17,550 Shares held by two managed accounts.

              Messrs. Goldstein and Usdan may each be deemed to beneficially own 177,700 Shares by virtue of their ultimate voting and dispositive power over:
(i) the 48,300 Shares held by EPLP; (ii) the 60,450 Shares held by EPII; (iii) the 51,400 Shares held by EOI; and (iv) the 17,550 Shares held by the two managed accounts.

          (b) Percentage Beneficially Owned:
              -----------------------------

              Based on calculations made in accordance with Rule 13d-3(d), and there being 2,061,230 Shares outstanding (1,809,230 Shares outstanding as of November 12, 2002 disclosed in Form 10-Q filed November 14, 2002 plus an additional 252,000 shares issued according to Form 8-K filed November 25, 2002):
(i) EPLP may be deemed to beneficially own approximately 2.3% of the outstanding Shares; (ii) EPII may be deemed to beneficially own approximately 2.9% of the outstanding Shares; (iii) EOI may be deemed to beneficially own approximately 2.5% of the outstanding Shares; (iv) WRE LLC may be deemed to beneficially own approximately 2.3% of the outstanding Shares; (v) WRE II LLC may be deemed to beneficially own approximately 2.9% of the outstanding Shares; (vi) Endicott Management may be deemed to beneficially own approximately 3.4% of the outstanding Shares; (vii) Mr. Goldstein may be deemed to beneficially own approximately 8.6% of the outstanding Shares; and (viii) Mr. Usdan may be deemed to beneficially own approximately 8.6% of the outstanding Shares.

           (c) Number of Shares as to Which Such Person Has:
               --------------------------------------------

               (i) EPLP may be deemed to have sole power to direct the voting and disposition of the 48,300 Shares it beneficially owns. EPII may be deemed to have sole power to direct the voting and disposition of the 60,450 Shares it beneficially owns. EOI may be deemed to have sole power to direct the voting and disposition of the 51,400 Shares it beneficially owns. WRE LLC may be deemed to have sole power to direct the voting and disposition of the 48,300 Shares it beneficially owns by virtue of the relationships

CUSIP No. 32021B103                   13G                 Page 13 of 18 Pages


described in Item 2. WRE II LLC may be deemed to have sole power to direct the voting and disposition of the 60,450 Shares it beneficially owns by virtue of the relationships described in Item 2. Endicott Management may be deemed to have sole voting power to direct the voting and disposition of the 68,950 Shares it beneficially owns by virtue of the relationships described in Item 2.

              (ii) By virtue of the relationships between and among the Reporting Persons as described in Item 2, each of Messrs. Goldstein and Usdan, may be deemed to share the power to direct the voting and disposition of 177,700 Shares.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          The limited partners and the general partner of EPLP and EPII and the shareholders and advisor of EOI and the shareholders of two managed accounts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of EPLP, EPII, EOI and the two managed accounts in accordance with their ownership interests in such entities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
          See Item 2.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
          Not applicable.

ITEM 10.  CERTIFICATION.

          By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 32021B103                   13G                 Page 14 of 18 Pages


                                   SIGNATURES

           After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2003


                                            ENDICOTT PARTNERS, L.P.

                                            By:      W.R. Endicott, L.L.C.,
                                                     its general partner


                                            By:      /s/ Wayne K. Goldstein
                                                     -------------------------
                                                     Name:  Wayne K. Goldstein
                                                     Title: Managing Member


                                            ENDICOTT PARTNERS II, L.P.

                                            By:      W.R. Endicott II, L.L.C.,
                                                     its general partner


                                            By:      /s/ Wayne K. Goldstein
                                                     -------------------------
                                                     Name:  Wayne K. Goldstein
                                                     Title: Managing Member


                                            W.R. ENDICOTT, L.L.C.


                                            By:      /s/ Wayne K. Goldstein
                                                     -------------------------
                                                     Name:  Wayne K. Goldstein
                                                     Title: Managing Member


                                            W.R. ENDICOTT II, L.L.C.


                                            By:      /s/ Wayne K. Goldstein
                                                     -------------------------
                                                     Name:  Wayne K. Goldstein
                                                     Title: Managing Member


                                            ENDICOTT OFFSHORE INVESTORS, LTD.


                                            By:      /s/ Robert I. Usdan
                                                     -------------------------
                                                     Name: Robert I. Usdan
                                                     Title: Director

CUSIP No. 32021B103                   13G                 Page 15 of 18 Pages


                                            ENDICOTT MANAGEMENT COMPANY


                                            By:      /s/ Wayne K. Goldstein
                                                     -------------------------
                                                     Name:  Wayne K. Goldstein
                                                     Title: Co-President


                                            /s/ Wayne K. Goldstein
                                            ----------------------
                                            Wayne K. Goldstein


                                            /s/ Robert I. Usdan
                                            ----------------------
                                            Robert I. Usdan

CUSIP No. 32021B103                   13G                 Page 16 of 18 Pages


                                  EXHIBIT INDEX
                                  -------------

Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 32021B103                   13G                 Page 17 of 18 Pages


                                                                     EXHIBIT 1


               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

            The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated as of February 14, 2003

                                            ENDICOTT PARTNERS, L.P.

                                            By:      W.R. Endicott, L.L.C.,
                                                     its general partner


                                            By:      /s/ Wayne K. Goldstein
                                                     -----------------------
                                                     Name:  Wayne K. Goldstein
                                                     Title: Managing Member


                                            ENDICOTT PARTNERS II, L.P.

                                            By:      W.R. Endicott II, L.L.C.,
                                                     its general partner


                                            By:      /s/ Wayne K. Goldstein
                                                     -----------------------
                                                     Name:  Wayne K. Goldstein
                                                     Title: Managing Member


                                            W.R. ENDICOTT, L.L.C.


                                            By:      /s/ Wayne K. Goldstein
                                                     -----------------------
                                                     Name:  Wayne K. Goldstein
                                                     Title: Managing Member


                                            W.R. ENDICOTT II, L.L.C.


                                            By:      /s/ Wayne K. Goldstein
                                                     -----------------------
                                                     Name:  Wayne K. Goldstein
                                                     Title: Managing Member

CUSIP No. 32021B103                   13G                 Page 18 of 18 Pages



                                            ENDICOTT OFFSHORE INVESTORS, LTD.


                                            By:      /s/ Robert I. Usdan
                                                     ---------------------
                                                     Name:  Robert I. Usdan
                                                     Title: Director


                                            ENDICOTT MANAGEMENT COMPANY


                                            By:      /s/ Wayne K. Goldstein
                                                     -----------------------
                                                     Name:  Wayne K. Goldstein
                                                     Title: Co-President


                                            /s/ Wayne K. Goldstein
                                            ----------------------
                                            Wayne K. Goldstein


                                            /s/ Robert I. Usdan
                                            -------------------
                                            Robert I. Usdan